Exhibit 21.1

Subsidiaries

		Number of Omitted Subsidiaries Operating
Name of Subsidiary	State of Organization	In the United States	In Foreign Countries
CareMax Medical Group, L.L.C.	Florida	22	1
Managed Healthcare Partners L.L.C.	Florida	0	0
Care Optimize LLC	Delaware	0	1
IMC Medical Group Holdings, LLC	Florida	7	0
CareMax Holdings, LLC	Delaware	7	0